VIA EDGAR

Ms. Samantha Brutlag
Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

RE:	Jacob Funds, Inc. Registration Statement on Form N-14 (No. 333-212101)

Dear Ms. Brutlag and Ms. DiAngelo Fettig:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Jacob Funds, Inc., hereby request acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed with the Securities and Exchange Commission on July 15, 2016 such that the Registration Statement will become effective at 10:00 a.m. (Eastern Time) on July 18, 2016, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.

Please contact Michael Quebbemann of U.S. Bancorp Fund Services, LLC at (414) 765-6316 if you have any questions or need further information.

Very truly yours,

Jacob Funds, Inc.

/s/Ryan I. Jacob

By: Ryan I. Jacob

Its: President, Chief Executive Officer, Director and Chairman of the Board

Quasar Distributors, LLC

/s/James Schoenike

By: James Schoenike

Its: President